5-1-02

02035296

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 7, 2002

By [signature]
Name: S. J. Cheng
Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	Thomson Financial Corporate Group	
Investor Relations/Media Relations	**Investor Relations**	**Investor Relations**
Dr. S.K. Chen	**In US:**	**In Hong Kong:**
886-6-507-7712	Mark Jones	Andrew Mak
s.k._chen@chipmos.com.tw	1-212-701 1851	852-2905 3181
	mark.p.jones@tfn.com	andrew.mak@tfn.com.hk

ChipMOS /Bermuda Continues To Record Patent Success

Only Semiconductor testing company in Taiwan's Top 100 ranking

Hsinchu, Taiwan, May 7, 2002 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) ("ChipMO %Chip MOS/Bermuda") announced t o) announced todth for patent certification and 16th for patent registrations in the annual "Top 100" list for 2001 published by the 6Top 100" I is Property Office of the Ministry of Economic Affairs (MOEA) in Taiwan.

%Chi p MOS has a str ong ongoi ng co mmi ment t ot echnol ogy development so that we can continue to provide leading edge testing and assembly solutions to our customers. We continue to invest above industry average levels of resources to research and development, and the success of this investment is consistently reflected in the high number of patents that we have had registered and certified in the past few years, " said S.J. Cheng, Deputy Chairma said S.J. Cheng Deputy Chairm ChipMOS/Bermuda.

ChipMOS had 111 patents registered and 97patents certified in 2001, ranking it ahead of its key peers, especially in the testing segment of the market. ChipMOS was the only testing company to rank in the MOEA "Top 100" list. .

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw/